Damon Inc.

704 Alexander Street,

Vancouver, British Columbia, Canada
V6A 1E3

March 18, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Manufacturing

Re:	Damon Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-285872

Ladies and Gentlemen:

Damon Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m. ET on March 20, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Kevin Friedmann of Norton Rose Fulbright US LLP, at (312) 964 7763 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Very Truly Yours

Damon Inc.

By:	/s/ Dominique Kwong
Name: Title:	Dominique Kwong Interim Chief Executive Officer

cc:	Kevin Friedmann (Norton Rose Fulbright US LLP)
Siyuan An (Norton Rose Fulbright US LLP)